Exhibit 99.3

PricewaterhouseCoopers LLP Chartered Accountants PricewaterhouseCoopers Place 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone +1 604 806 7000 Facsimile +1 604 806 7806

Auditor’s Report

To the Directors of Bema Gold Corporation

We have audited the consolidated balance sheets of Bema Gold Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2006, in accordance with Canadian generally accepted accounting principles.

“signed PricewaterhouseCoopers LLP”

Chartered Accountants
Vancouver, BC, Canada
March 1, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

BEMA GOLD CORPORATION

CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31
(In thousands of United States dollars)

	2006	2005
Assets
Current
Cash and cash equivalents	$92,469	$76,266
Restricted cash (Note 7)	5,000	—
Accounts receivable	14,950	11,507
Marketable securities (Notes 5 and 11)	23,405	3,553
Inventories (Note 3)	27,226	30,844
Refundable value added tax	21,808	4,604
	184,858	126,774
Investments (Note 4)	19,928	12,946
Property, plant and equipment (Note 5)	678,309	583,736
Unrealized fair value of non-hedge derivative assets (Notes 10 and 11)	11,429	2,449
Deferred derivative losses	3,146	4,614
Future income tax assets (Note 12)	18,150	5,100
Other assets (Note 6)	67,820	58,093
	$983,640	$793,712
Liabilities
Current
Accounts payable and accrued liabilities	$42,881	$36,515
Current portion of long-term debt (Note 7)	11,102	28,964
	53,983	65,479
Unrealized fair value of non-hedge derivative liabilities (Notes 10 and 11)	54,641	66,966
Long-term debt (Note 7)	323,678	222,429
Future income tax liabilities (Note 12)	33,282	30,007
Asset retirement obligations (Note 8)	9,770	19,710
Other liabilities	1,019	1,129
Non-controlling interest (Note 5)	17,103	—
	493,476	405,720
Shareholders’ Equity
Capital stock (Note 9)
Authorized
Unlimited number of common shares with no par value
Issued
482,636,578 common shares (2005 - 452,583,503)	793,496	674,176
Value assigned to stock options and share purchase warrants (Note 9)	55,267	32,919
Convertible notes and debt (Notes 7 and 9)	18,849	24,281
Deficit	(377,448)	(343,384)
	490,164	387,992
	$983,640	$793,712
Subsequent events (Notes 13 and 17)
Commitments (Notes 5,10, 13 and 17)

Approved by:	“Clive T. Johnson”	Chief Executive Officer	“Mark A. Corra”	Chief Financial Officer

(See accompanying notes to consolidated financial statements)

BEMA GOLD CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31
(In thousands of United States dollars, except share and per share amounts)

	2006	2005	2004

Gold revenue	$188,100	$108,017	$92,133

Expenses
Operating costs	128,657	92,590	85,365
Depreciation and depletion	32,282	22,588	20,231
Refugio re-start of operations (Notes 2 and 5)	—	9,860	6,354
Accretion of asset retirement obligations	1,827	1,667	1,477
Julietta warehouse fire loss	—	267	2,321
Other	1,836	660	3,051
	164,602	127,632	118,799
Mine operating income/(loss)	23,498	(19,615)	(26,666)

Other expenses (income)
General and administrative	13,884	9,272	8,901
Transaction costs relating to Kinross merger (Note 17)	6,188	—	—
Interest and financing costs	6,295	5,592	7,251
Stock-based compensation	10,563	3,683	4,980
General exploration	1,248	1,434	1,593
Foreign exchange (gains)/losses	(452)	1,291	3,311
Other	(2,805)	(337)	(690)
	34,921	20,935	25,346
Loss before taxes and other items	11,423	40,550	52,012

Write-down of mineral properties and net smelter royalty (Notes 5 and 6)	30,078	12,662	12,484
Unrealized non-hedge derivative losses, net	26,386	30,219	6,087
Realized non-hedge derivative losses/(gains), net	15,283	1,575	(16,895)
Dilution gain on Petrex restructuring (Note 5)	(15,668)	—	—
Investment gains (Note 4)	(25,224)	(3,863)	(1,706)
Equity in losses of associated companies	1,037	89	272
Write-off of Petrex goodwill (Note 5)	—	—	27,344
Loss before income taxes	43,315	81,232	79,598

Current income tax expense/ (recovery)	5,836	323	(678)
Future income tax expense/ (recovery)	(15,087)	(598)	695
Loss for the year	$34,064	$80,957	$79,615
Loss per common share - basic and diluted	$0.07	$0.20	$0.22
Weighted average number of common shares outstanding (in thousands)	466,050	413,097	364,788

(See accompanying notes to consolidated financial statements)

BEMA GOLD CORPORATION

CONSOLIDATED STATEMENTS OF DEFICIT
FOR THE YEARS ENDED DECEMBER 31
(In thousands of United States dollars)

	2006	2005	2004

Deficit, beginning of year	$343,384	$262,427	$182,812
Loss for the year	34,064	80,957	79,615
Deficit, end of year	$377,448	$343,384	$262,427

(See accompanying notes to consolidated financial statements)

BEMA GOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31
(In thousands of United States dollars)

	2006	2005	2004
Operating activities
Loss for the year	$(34,064)	$(80,957)	$(79,615)
Non-cash charges (credits)
Depreciation and depletion	32,282	22,588	20,231
Amortization of deferred financing costs	296	265	1,809
Accretion of convertible notes	2,692	1,948	1,345
Accretion of asset retirement obligations	1,827	1,667	1,477
Equity in losses of associated companies	1,037	89	272
Derivative instruments	35,361	31,083	5,195
Investment gains	(25,224)	(3,863)	(1,706)
Dilution gain on Petrex restructuring	(15,668)	—	—
Stock-based compensation	10,563	3,683	4,980
Future income tax expense/(recovery)	(15,087)	(598)	695
Write-down of mineral properties and net smelter royalty	30,078	12,662	12,484
Write-off of Petrex goodwill	—	—	27,344
Other	1,081	3,180	2,057
Changes in non-cash working capital (Note 15)	2,402	(7,652)	(4,935)
	27,576	(15,905)	(8,367)
Financing activities
Common shares issued, net of issue costs (Note 9)	125,128	116,987	115,130
Kupol project loans (Note 7)	259,820	—	—
Kupol bridge loan (Note 7)	(150,000)	104,000	46,000
Minority partner’s equity contribution in Kupol project	16,861	—	—
Refugio working capital loans (Note 7)	(5,475)	13,725	—
Refugio capital lease repayments	(4,268)	(2,556)	(770)
Financing costs	(10,445)	(8,565)	(1,950)
Julietta project loan repayments	—	(1,500)	(16,750)
Convertible notes issued, net of issue costs	—	—	66,534
Petrex project loan repayments	—	—	(14,870)
Other	—	(138)	3,046
	231,621	221,953	196,370
Investing activities
Kupol development and construction	(216,105)	(155,092)	(59,242)
Kupol exploration	(7,590)	(17,028)	(23,089)
Julietta Mine	(7,450)	(2,455)	(2,432)
Julietta exploration	(4,723)	(6,881)	(6,456)
Refugio Mine	(6,663)	(19,146)	(20,019)
Refugio exploration	(1,735)	—	—
Petrex Mines	(4,823)	(5,897)	(7,454)
Petrex exploration	—	(1,154)	(1,415)
Acquisition, exploration and development	(8,868)	(6,778)	(7,800)
Investment purchases (Note 4)	(2,025)	(902)	(3,059)
Restricted cash	(7,500)	—	—
Proceeds related to sale of Pamodzi Gold shares, net of transaction costs (Note 5)	2,852	—	—
Loan receivable from Pamodzi Resources (Note 5)	(3,594)	—	—
Proceeds on sale of investments (Note 4)	22,963	—	—
Net repayments of promissory notes by affiliated companies	2,285	—	—
Other	(18)	(1,560)	(699)
	(242,994)	(216,893)	(131,665)
Increase (decrease) in cash and cash equivalents	16,203	(10,845)	56,338
Cash and cash equivalents, beginning of year	76,266	87,111	30,773
Cash and cash equivalents, end of year	$92,469	$76,266	$87,111

Supplementary cash flow information (Note 15)

(See accompanying notes to consolidated financial statements)

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

1	Nature of operations

Bema Gold Corporation (“Bema”), its subsidiary companies and joint ventures (collectively “the Company”) are engaged in gold mining and related activities, including exploration, extraction, processing and reclamation. Gold, the primary product, is produced in Russia, South Africa and Chile with exploration activities in Colombia, Chile, Russia and the United States. Effective December 11, 2006, the Company’s ownership interest in the Petrex Mines in South Africa decreased to approximately 30% from 100% (Note 5).

2	Summary of significant accounting policies

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The United States dollar is the Company’s functional currency; accordingly, these consolidated financial statements are expressed in United States dollars.

Principles of consolidation

These consolidated financial statements include the accounts of Bema and its subsidiaries and a proportionate share of the assets, liabilities, revenues and expenses of incorporated joint ventures in which the Company has an interest. Joint ventures of the Company include Compania Minera Maricunga (“CMM”) (Refugio Mine) and Compania Minera Casale (“CMC”) (Aldebaran property). Intercompany balances and transactions are eliminated on consolidation.

The Company follows the recommendations in Accounting Guideline 15, “Consolidation of Variable Interest Entities” which establishes the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests.

Use of estimates

The preparation of these consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant areas where management’s judgement is applied include: asset and investment valuations and impairment, mineral reserve determination, in-process inventory quantities, plant and equipment lives, contingent liabilities, asset retirement obligations, tax provisions and future income tax balances. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include all highly liquid money market instruments which have a term to maturity of three months or less at the acquisition date.

Marketable securities

Marketable securities are carried at the lower of cost and quoted market value.

Inventories

Gold inventories are valued at the lower of average production cost and net realizable value. Stock-pile and in-process inventories are valued at the lower of moving average cost and net realizable value. Materials and supplies inventories are valued at the lower of average cost and current replacement cost.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Investments

Investments in companies over which the Company can exercise significant influence are accounted for using the equity method. Other long-term investments are carried at cost unless there is an other than temporary impairment in carrying value, in which case the investment is written down to estimated recoverable value.

Property, plant and equipment

Mine property, plant and equipment are recorded at cost. Repairs and maintenance expenditures are charged to operations; major improvements and replacements which extend the useful life of an asset are capitalized. Mine property, plant and machinery are amortized over the life of the mine by the unit-of-production method based on proven and probable reserves and the portion of mineralization expected to be classified as reserves. Mining equipment is depreciated on a straight-line basis, net of residual value, over the estimated useful life of the asset. Prior to commercial production, pre-production expenditures and start-up costs, net of revenue, are capitalized to plant and equipment. Care and maintenance costs and operating expenditures incurred during the re-start and commissioning period of the Refugio Mine have been charged to operations.

Commercial production is deemed to have commenced on the first day of a calendar month following a 30 day period where the mine’s mill facility has processed ore at a minimum of 75% of design capacity and recoveries are within 75% of projections.

The cost of mineral properties includes direct exploration and development costs including administrative expenses and certain deferred costs that can be directly related to specific projects. Interest and financing costs related to the construction of plant and equipment are capitalized as part of the related plant and equipment cost during the construction phase.

Some of the Company’s properties are in the exploration and development stage and have not yet attained commercial production. The ultimate realization of the carrying value of properties in the exploration and development stage is dependent upon the successful development or sale of these properties.

Exploration and associated costs relating to non-specific projects/properties are expensed in the period incurred. Significant property acquisition, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production.

Property evaluations

The Company reviews and evaluates the recoverability of property, plant and equipment when events and circumstances suggest an impairment has occurred. Estimated future net cash flows, on a non-discounted basis, from each mine and development property are calculated using estimated recoverable ounces of gold (considering current proven and probable reserves and the portion of mineralization which is expected to become reserves with future drilling); estimated future gold prices (considering historical and current prices, price trends and related factors); and operating, capital and reclamation costs. An impairment charge is recorded if the non-discounted future net cash flows are less than the carrying amount. Reductions in the carrying value of property, plant and equipment, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows on a discounted basis are less than the carrying value if an impairment is identified.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Estimates of future cash flows are subject to risks and uncertainties. It is reasonably possible that changes could occur in the near-term which may affect the recoverability of property, plant and equipment.

Asset retirement obligations

Asset retirement obligations represent the expected future costs resulting from statutory, contractual or legal obligations associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the asset. The obligations are measured initially at fair value (using a present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. The liability is adjusted for the passage of time through accretion (interest) expense and the capitalized cost is amortized over the useful life of the associated asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The related asset is adjusted only as a result of changes in the amount or timing of the underlying cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is included in determining the results of operations. Actual costs incurred upon settlement of an asset retirement obligation are charged against the related liability to the extent of the accrued balance. Any difference between the actual costs incurred upon settlement of the asset retirement obligation and the recorded liability is recognized as a gain or loss in earnings at that time.

Deferred financing costs

Financing costs incurred on issuance of debt are deferred and charged against earnings over the term of the related debt except for those amounts capitalized to mineral properties.

Commodity instruments

The Company uses derivative financial instruments including forward and option contracts as required under project loan documents to manage its exposure to fluctuations in the market price of gold and silver. These instruments are intended to reduce or eliminate the risk of falling prices on the Company’s future production. In addition, the Company enters into interest rate swaps as required under project loan documents in order to reduce the impact of fluctuating interest rates on its long-term debt. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based.

The Company follows the recommendations of CICA Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) and CICA Emerging Issues Committee Abstract 128, “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments (“EIC-128”). AcG 13 establishes the criteria that must be met before an entity can apply hedge accounting treatment. To qualify for hedge accounting, the hedging relationship must be appropriately documented and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Realized and unrealized gains or losses on derivative contracts, which qualify for hedge accounting, are recorded in earnings when the underlying hedged transaction is recognized. EIC-128 requires that a derivative financial instrument which does not qualify for hedge accounting under AcG 13 or is not designated as a hedge be recognized on the balance sheet at fair value and any subsequent changes in the market value be recognized in current period earnings.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Revenue recognition

Revenue is recorded at estimated net realizable value when title has passed. Adjustments to these amounts are made after final prices, weights and assays are established. Silver revenues are recorded as a cost recovery credit.

Stock-based compensation

Compensation expense for stock options and warrants granted are determined based on the estimated fair values of the stock options and/ or warrants at the time of grant, the cost of which is recognized over the vesting periods of the respective options and warrants. In the determination of fair values, the Company uses either the Black-Scholes option pricing model or other relevant indicators of fair value. Fair values are determined at the time of grant.

Future income taxes

The Company uses the asset and liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. The amount of future tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign currency translation

The accounts of subsidiaries and associated companies which are all integrated operations are translated into U.S. dollars using the temporal method. Under this method, monetary assets and liabilities are translated at the year-end exchange rates. Non-monetary assets and liabilities are translated using historical rates of exchange. Revenues and expenses are translated at the rates of exchange prevailing on the dates such items are recognized in earnings except for depletion and amortization of plant, property and equipment which are translated at the same rates as the assets to which they relate. Exchange gains and losses are included in income for the year.

Loss per share

Basic per share amounts are calculated using the weighted average number of common shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds from the exercise of options and warrants would be used to purchase common shares at the average market price during the year. The weighted average number of common shares outstanding is adjusted for the net increase in the number of common shares issued upon exercise of the options and warrants. Stock options and warrants are included in the calculation of diluted per share amounts only to the extent that the average market price of the common shares during the year exceeds the exercise price of the options or warrants. During years when the Company has generated a loss, the potential shares to be issued from the assumed exercise of options and warrants are not included in the computation of diluted per share amounts since the result would be anti-dilutive.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Flow-through shares

The Company applies the recommendations of CICA Emerging Issues Committee Abstract 146 (“EIC-146”), “Flow-through shares”, with respect to the treatment of future income tax assets and liabilities resulting from the issuance of flow-through shares and renunciation of qualifying expenditures. Under this abstract, future income tax liabilities resulting from the renunciation of qualifying mineral expenditures are recorded as a reduction in share capital. Any corresponding future income tax benefits resulting from the utilization of prior year losses to offset the temporary differences, arising from renunciations, are reflected as part of the Company’s operating results in the period the expenses are renounced.

3	Inventories

	2006	2005
Gold and silver bullion	$2,480	$6,316
Stock-pile inventory	299	1,627
In-process inventories	8,227	7,456
Materials and supplies	16,220	15,445

	$27,226	$30,844

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

4	Investments

	2006			2005
	Carrying value	Quoted market value of shares	Ownership	Carrying value	Quoted market value of shares	Ownership
Investment in shares carried on an equity basis:
Puma	$6,345	$31,087	36%	$5,908	$18,814	40%
Victoria	8,650	10,913	30%	5,581	8,403	31%
Other	4,933	4,913		—	942
Investment in shares carried on a cost basis:
Arizona Star				1,457	11,716	5%
	$19,928	$46,913		$12,946	$39,875

Consolidated Puma Minerals Corp. (“Puma”)

On December 23, 2005, Puma closed a non-brokered private placement of approximately 12.3 million units at a price of Cdn.$1.00 per unit for gross proceeds of approximately Cdn.$12.3 million. Each unit was comprised of one common share and one-half of one share purchase warrant. Each whole warrant was exercisable to acquire one common share of Puma at Cdn.$1.15 per share for a one year period commencing December 23, 2005. The Company did not participate in this private placement and as a result its ownership interest in Puma decreased from approximately 55% to 40%. Prior to December 23, 2005, the Company consolidated the accounts of Puma. Effective December 23, 2005, the Company began accounting for its investment in Puma on an equity basis and as a result at that date, the following assets and liabilities were deconsolidated: current assets $92,000, East Pansky exploration property $9,603,000, current liabilities $198,000, future income tax liability $685,000 and non-controlling interest $2,278,000. During 2006, the Company’s interest in Puma was further diluted to 36% from the issuance of common shares by Puma to unrelated third parties, resulting mainly from the exercise of share purchase warrants.

On October 19, 2004, Puma completed a brokered private placement consisting of 4 million units at a price of Cdn.$1.00 per unit for gross proceeds of Cdn.$4 million, decreasing Bema’s ownership interest in Puma from 64% to 55%. Bema was a participant in the private placement and acquired 150,000 units of the 4 million units sold. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant was exercisable to acquire one additional common share of Puma at a price of Cdn.$1.50 for a two year period.

Victoria Resource Corporation (“Victoria”)

On May 16, 2006, Victoria closed a brokered private placement of 10 million units at a price of Cdn.$0.75 per unit for gross proceeds of Cdn.$7.5 million. Each unit was comprised of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable to purchase one additional common share at an exercise price of Cdn.$1.00 until May 16, 2007. The Company purchased 3 million units of this private placement.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

On April 27, 2005, Victoria closed a brokered private placement of 7,272,726 units at a price of Cdn.$0.55 per unit for gross proceeds of approximately Cdn.$4 million. Each unit was comprised of one common share and one-half of one share purchase warrant. Each whole warrant was exercisable to purchase one additional common share at an exercise price of Cdn.$0.75 until April 20, 2006. The Company purchased approximately 2 million units of this private placement.

On August 26, 2004, Victoria closed a non-brokered private placement with Bema, consisting of 2,424,242 units at Cdn.$1.65 per unit for gross proceeds of Cdn.$4 million. The units consisted of one common share and one-half of a share purchase warrant. Each whole warrant was exercisable to acquire one additional common share of Victoria at a price of Cdn.$2.25 for a two year period.

Arizona Star Resource Corp. (“Arizona Star”)

During 2006, the Company sold 2.1 million shares of Arizona Star, representing the Company’s remaining 5% ownership interest, for net proceeds of $23 million which resulted in a gain on sale of $21.5 million.

Other

On March 13, 2006, the Company signed a letter of intent to sell its 70% interest in the Monument Bay property in Manitoba to Rolling Rock Resources Corporation (“Rolling Rock”), a TSX Venture Exchange listed company. On July 5, 2006, the sale was completed and Rolling Rock issued 8 million shares to the Company for its 70% interest in the property (the shares issued by Rolling Rock are subject to a TSX Venture Exchange mandated escrow agreement). Rolling Rock, upon completion of a feasibility study, will issue a further 4 million shares to the Company and upon commencement of commercial production will issue to the Company a further 3 million shares. Rolling Rock also granted a 1.5% net smelter return royalty to the Company. On July 5, 2006, upon receipt of the 8 million shares on closing, the Company owned 24% of the issued and outstanding common shares of Rolling Rock. At December 31, 2005, the carrying value of the Monument Bay property had been written down by $9.6 million to its estimated fair value. During the third quarter of 2006, upon closing of the transaction, the Company recorded a gain of $1.3 million, the difference between the remaining carrying value of the Monument Bay property and the fair value of the Rolling Rock shares received on the closing date of July 5, 2006.

Included in investment gains in 2006 are dilution gains of $2.5 million (2005 - $3.9 million, 2004 - $1.7 million) resulting from the Company’s share of the proceeds received by Puma and Victoria from the issuance of common shares by these companies to unrelated third parties.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

5	Property, plant and equipment

	2006	2005
Julietta Mine
Plant and equipment	$34,422	$29,346
Development	88,507	81,192
Accumulated depreciation and depletion and write-down	(96,552)	(52,925)
	26,377	57,613

Refugio Mine
Plant and equipment	118,244	99,464
Development	54,884	68,650
Accumulated depreciation, depletion and write-down	(92,480)	(86,540)
	80,648	81,574

Petrex Mines
Plant and equipment	—	44,905
Development	—	38,006
Accumulated depreciation and depletion	—	(20,050)
	—	62,861
Petrex undeveloped mineral interests	—	42,504

Development properties
Kupol	530,298	300,893
Aldebaran	23,058	20,774
Yarnell	—	2,290
	553,356	323,957

Exploration properties
Quebrada Seca	10,414	9,626
Kupol East and West exploration licences (Note 13)	3,655	—
Colombia (Note 13)	2,175	—
Monument Bay (Note 4)	—	3,462
Other	1,243	1,658
	17,487	14,746

Office furniture and equipment	1,481	1,340
Accumulated depreciation	(1,040)	(859)
	441	481
	$678,309	$583,736

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Julietta Mine

At December 31, 2006, the Company wrote-down the carrying value of the Julietta Mine by $25 million to its estimated fair value based on the mine’s updated reserve and resource model. In testing for impairment the Company used 100% of the Julietta Mine reserves and 50% of the resources and a gold price assumption of $650 per ounce for 2007, declining steadily to $550 per ounce by 2010 and thereafter.

As with many Russian mineral properties affected by the transitory and uncertain nature of the Russian legal system, there are certain issues relating to the Julietta project which may adversely affect Omsukchansk Mining and Geological Company’s (“OMGC”) interest. OMGC is a 90% owned subsidiary of the Company. OMGC has taken, and will continue to take, all appropriate steps to protect its interest. Based on the documented support of all levels of the Russian government, including the extension of time for the fulfilment of certain conditions of the Julietta project, management believes that it is unlikely that OMGC’s interest in the project will be negatively impacted.

Refugio Mine

On December 4, 2003, the Company and its joint venture partner in Chile, Kinross Gold Corporation (“Kinross”), approved the recommencement of gold operations at the Refugio Mine. The Refugio Mine achieved commercial production in the fourth quarter of 2005. The processing of ore began in June 2005 and ramped up over the next four months to full production rates of 40,000 tonnes per day in November and December. Gold production during the ramp up period through September 2005 was, for accounting purposes, credited against Refugio re-start costs.

Petrex Mines

On October 9, 2006, the Company’s 100% owned subsidiary Bema Gold SA (Pty) Limited (“Bema SA”), owner/operator of the Petrex Mines, signed a Sale of Shares and Claims Agreement (the “Agreement”) with Pamodzi Resources (Pty) Limited (“Pamodzi Resources”), a South African Black Empowerment group. The Agreement contained a number of conditions precedent that needed to be fulfilled prior to closing, including the requirement that Bema SA be listed on the Johannesburg Stock Exchange (“JSE”) and that outstanding bank loans be converted into equity. Closing of this Agreement occurred on December 11, 2006, when Pamodzi Gold was converted to a public company. The name of Bema SA was changed to Pamodzi Gold Limited (“Pamodzi Gold”). In addition, on December 11, 2006, the Company sold an additional 6% of its shares in Pamodzi Gold for approximately $6.7 million in cash, as part of an initial private placement by Pamodzi Gold relating to the JSE listing.

To assist Pamodzi Resources in obtaining part of the required ZAR75 million in cash, for the share subscription price, the Company advanced Pamodzi Resources ZAR25 million before the listing date (Note 6).

As a result of these transactions, the Company’s ownership interest in Pamodzi Gold decreased from 100% to approximately 30% and the Company recorded a gain of $15.7 million relating to the dilution of its interest (net of the Company’s share of transaction costs which totalled $3.9 million).

At December 31, 2006, the Company’s investment in Pamodzi Gold had a carrying value of $19.9 million (quoted market value - $33.2 million) and has been included as part of marketable securities on the consolidated balance sheet.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Aldebaran property

On June 27, 2006, the Company announced that it had entered into definitive agreements with Barrick Gold Corporation (“Barrick”) and Arizona Star and that the Company and Arizona Star were proceeding to complete the acquisition of Barrick’s (formerly Placer Dome Inc.’s) 51% holding in the shares of Compania Minera Casale (“CMC”), the owner of the Aldebaran Property in northern Chile which hosts the large Cerro Casale gold-copper deposit. The definitive agreements were entered into pursuant to the agreement in principle with Placer Dome Inc. (“Placer Dome”) to sell its interest in CMC announced on October 26, 2005. The transfer of Barrick’s interest was effective on June 30, 2006, increasing the Company’s interest in CMC from 24% to 49%.

Under the terms of these agreements, the Company and Arizona Star paid Barrick $2.8 million in cash (the Company’s 49% share - $1.4 million) and will jointly pay to Barrick $10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or (b) a cash payment of $70 million payable when a construction decision is made, at the election of the Company and Arizona Star. To secure the performance of these obligations (in the event of a decision to construct a mine at Cerro Casale) the shares of CMC have been pledged as security to Barrick.

Kupol property and East and West exploration licenses (surrounding ground)

Pursuant to a Framework Agreement, dated December 5, 2002 as amended August 7, 2003, between the Company and the Government of Chukotka, an autonomous Okrug (region) in northeast Russia, the Company had the right to acquire up to a 75% interest in the Kupol gold and silver project. On August 30, 2005, the Company earned its 75% interest by completing the required property payments, exploration expenditures, delivering a bankable feasibility study and arranging bank financing for construction of the mine. The Government of Chukotka’s project equity contributions in CMGC, totalling $16.9 million as at December 31, 2006, have been included as part of non-controlling interest on the consolidated balance sheet.

On September 26, 2006, the Company announced that CMGC was awarded two new exploration licenses surrounding, and adjacent to, the Kupol project where Bema is currently developing the Kupol Mine. With the acquisition of these two licenses, Kupol West and Kupol East, CMGC increases its overall land position in the Kupol Project area from approximately 17.5 square kilometres to a combined approximate 425.5 square kilometres. The Kupol West and East licenses were awarded to CMGC through an auction and tender by the Russian Federal Agency for Management of Mineral Resources.

Colombia

On June 1, 2006, the Company announced the signing of a heads of agreement (“HOA”) with AngloGold Ashanti Limited (“AGA”), to form a new company (“Newco”) to jointly explore mineral opportunities within a 120,000 square kilometre area of northern Colombia. Under the HOA, Newco will have the right to earn a 51% interest in any property which AGA chooses to option out within the area of interest, by executing a minimum of 3,000 metres of exploration drilling on the property and matching prior AGA exploration expenditures. As part of the initial commitment, AGA has agreed to provide a minimum of eight exploration properties to Newco, and the Company will provide or arrange a minimum of $5 million in exploration funding. The HOA gives AGA a one time right, upon a 51% interest being earned in a project by Newco, to participate at a 51% interest level by deciding to become a contributing partner (Newco’s interest would flip to a 49% interest); to participate at a 65% interest level by funding completion of a feasibility study; or to participate at a 49% interest level and dilute through an industry standard dilution formula. If AGA elects not to participate in a project, and Newco decides to joint venture the project, then the Company will have the first right to enter into a joint venture agreement with Newco.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Yarnell property

On October 30, 2006, the Company entered into a stock purchase agreement to sell its 100% interest in the Yarnell gold property in Arizona. As a result, the remaining carrying value of the Yarnell property was written down by a further $2.2 million to its estimated fair value. The property had previously been written down by $8.5 million in 2004. Pursuant to the agreement, the buyer acquired a 100% interest in Yarnell in consideration of the following:

•	$250,000 payable within 5 days after execution of the agreement (received);

•	a commitment to make a production payment of $675,000, payable within 180 days of commencement of production from the Yarnell property; and

•	a commitment to pay a production royalty, upon commencement of production from the Yarnell property, consisting of a 1.5% net revenue royalty payable when gold prices exceed $400 per ounce.

Other

In 2004, due to the appreciation of the South African rand relative to the United States dollar, the Company wrote-off the $27.3 million of goodwill associated with its acquisition of Petrex. In addition, during 2004, management made the decision to phase out the open pit operations at the Petrex Mines by the end of the year as these operations were no longer profitable and as a result the remaining carrying value of Petrex’s open pit operations was written off by $4 million.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

6	Other assets

	2006	2005
Refundable value added tax
Russia	$29,658	$24,277
Chile	474	412
	30,132	24,689
Deferred financing costs, net of amortization
Kupol project financing (Note 7)	29,938	24,619
Kupol bridge loan facility	—	432
Corporate convertible notes	1,544	1,915
Refugio working capital loans	14	73
	31,496	27,039
Loan receivable of ZAR25 million (Note 5)	3,594	—

Restricted cash (Note 7)	2,500	—

Asset retirement obligation trust fund and reclamation bonds	98	3,176

1% net smelter return royalty	—	2,925

Other	—	264
	$67,820	$58,093

During 2005, the Company assessed the recoverability of the carrying value of its 1% net smelter return royalty (“1% NSR”) in the Lo Increible property in Venezuela and recorded an impairment charge of $3.1 million, due to the uncertainty surrounding the economic viability of the ore from the La Victoria deposit (located within the Lo Increible property). In 2006, a further impairment charge of $2.9 million was recorded, due to political concerns in Venezuela, to reduce the carrying value of the 1% NSR to $nil.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

7	Long-term debt

	2006	2005
Kupol project financing:
Project Loan	$240,000	$—
IFC Loan	19,820	—
Bridge loan facility	—	150,000
	259,820	150,000
Corporate convertible notes	56,830	54,300
Refugio working capital loans:
Macquarie Bank Limited, revolving term loan	8,250	8,250
Scotiabank Sud Americano, demand loan	—	4,925
Scotiabank Sud Americano, operating line of credit	—	550
	8,250	13,725
Refugio capital leases	9,880	13,211
Petrex project loan facilities (Note 5):
Tranche A loan facility	—	12,130
Tranche B working capital facility (50.7 million South African rand)	—	8,027
	—	20,157
	334,780	251,393
Less: current portion	(11,102)	(28,964)
	$323,678	$222,429

In total, $25.3 million (2005 - $11.7 million; 2004 - $3.1 million) in financing and related costs have been capitalized to the development of the Kupol property and $nil (2005 - $0.8 million; 2004 - $0.9 million) to the construction of new facilities at the Refugio Mine. Interest of $21.6 million was capitalized to property, plant and equipment in 2006 (2005 - $8.9 million; 2004 - $3.3 million). In addition, $3.7 million (2005 - $3.6 million; 2004 - $0.7 million) in costs relating to the amortization of deferred financing costs was also capitalized.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Kupol project financing

On May 26, 2006, the Company’s 75% owned subsidiary, Chukotka Mining and Geological Company (“CMGC”), owner of the Kupol project, made an initial $200 million drawdown on the Kupol Project Loan. The initial $200 million was used in part to repay the $150 million Kupol bridge loan with the remainder being allocated toward funding of the continued development and construction of the Kupol Mine. A further $40 million of the Project Loan was drawn down in the second quarter of 2006. The Company has received a waiver from the project lenders giving the Company until March 31, 2007 to complete certain conditions precedent (consisting of the reclassification of the Kupol property as industrial land and securing a long-term lease in respect of the Kupol property) which were outstanding as at December 31, 2006.

The Project Loan consists of two tranches totalling $400 million. The first tranche is for $250 million and is fully underwritten by the Mandated Lead Arrangers, namely Bayerische Hypo- und Vereinsbank AG (“HVB”) and Société Générale Corporate & Investment Banking (“SG CIB”). The second tranche of the Project Loan for $150 million is from a group of multilateral and industry finance institutions, of which the Mandated Lead Arrangers are comprised of Caterpillar Financial SARL, Export Development Canada, IFC and Mitsubishi Corporation. Both tranches of the Project Loan are being drawn down on a pro rata basis and administered by HVB, as documentation and facility agent, and SG CIB, as technical and insurance agent.

The $250 million tranche of the Project Loan has a six and a half year term from drawdown, and the $150 million tranche has a seven and a half year term. The annual interest rate is (a) London Inter Bank Offered Rate (“LIBOR”) plus 2% prior to economic completion of the Kupol Mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and guaranteed by the Company until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type.

CMGC has also arranged a subordinated loan with the International Finance Corporation (“IFC”) for $25 million for the development of the Kupol Mine, $19.8 million of which was drawn down as at December 31, 2006. The IFC Loan has formed part of the Company’s and the Government of Chukotka’s project equity contributions. This loan is guaranteed by Bema until economic completion of the Kupol Mine, and will have an eight and a half year term from drawdown. The annual interest rate is LIBOR plus 2%. On November 22, 2005, as part of the loan agreement, the Company issued 8.5 million share purchase warrants to the IFC, each warrant entitling the IFC to purchase one common share of Bema at a price of $2.94 per share until March 1, 2014. Proceeds from the exercise of the warrants are required to be used to repay the IFC Loan. The fair value of the IFC warrants was calculated to be $10.4 million using the Black-Scholes option pricing model based on a risk free annual interest rate of 4%, an expected life of 4 years, an expected volatility of 40% and a dividend yield rate of nil. The fair value of these warrants has been recorded as deferred financing costs (Note 6).

HVB has also provided the Company a $17.5 million construction cost overrun facility for the Kupol Mine. In the event that the Company draws down under this facility, the Company will issue to HVB convertible unsecured notes with a seven year term from drawdown. The holder of the notes will have the right prior to maturity or repayment of the notes to convert the notes into common shares of the Company at a conversion price equal to $6.48 per share. The annual interest is expected to be at the rate of LIBOR plus 2.5% during the period of four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

On April 26, 2006, as required by the Kupol project loan facility, the Company deposited $7.5 million in an escrow account which is available only for project cost overruns, if incurred, at any time up until the economic completion date. Based on a November 2006 updated estimate for the cost to completion of the Kupol mine construction (which indicated an $86.2 million increase in project funding requirements), $5 million of the $7.5 million deposit is expected to be released from escrow in 2007 in order to help meet the cost overruns.

Corporate convertible notes

On February 25, 2004, the Company completed an offering of $70 million senior unsecured convertible notes maturing February 26, 2011 (the “Convertible Notes”). The Convertible Notes were issued at par and bear interest at 3.25% per annum payable on February 26 in each year. The conversion price was set at $4.664 per share representing a 37.5% premium above the volume weighted average price on the pricing date. The maximum number of shares issuable upon conversion based on the established Conversion Price is 15,008,576 shares. The Convertible Notes are redeemable at par on maturity. A commission of 3.5% of the principal amount of the Convertible Notes or $2.45 million was paid in 2004 with respect to the financing. In addition, the Company paid to Endeavour Financial a financing fee of $525,000 (0.75% of the face value of the Convertible Notes) upon closing and incurred other issue costs totalling $491,000.

The note holder has the right to convert (“Conversion Right”) each Convertible Note held into fully-paid common shares of Bema at any time during the conversion period, beginning on June 26, 2004 and ending on the earlier of: (1) February 15, 2011; and (2) if the Convertible Notes have been called for redemption before the maturity date, the close of the business day which is 10 days before the date fixed for redemption. The note holder also has the right to require the Company to redeem each Convertible Note held on September 25, 2009 at a price equal to 100% of its principal amount together with accrued but unpaid interest.

The Convertible Notes may also be redeemed at the option of Bema at their principal amount together with accrued interest to the date fixed for redemption: (1) at any time on or after February 25, 2007, provided that the closing market price of Bema’s shares (on the American Stock Exchange on each of not less than 10 trading days in any period of 30 consecutive trading days ending not earlier than the seventh day prior to the date on which the relevant notice of redemption is given by Bema to the note holders) has exceeded 120% of the Conversion Price in effect on such trading day; or (2) at any time if prior to the date on which the relevant notice of redemption is given by Bema less than 10% in principal amount of the Convertible Notes originally issued remain outstanding.

For accounting purposes, the Convertible Notes contain both a liability component and an equity component being the holder’s conversion right, which have been separately presented in the consolidated balance sheets. The Company has allocated the $70 million face value of the Convertible Notes, to the liability and equity components, proportionately, based on their respective fair values. The fair value of the liability component was determined by discounting the stream of future payments of interest and principal at the estimated prevailing market rate of 7% for a debt instrument of comparable maturity and credit quality but excluding any conversion privilege by the holder. The fair value of the convertible right was measured using the Black-Scholes option pricing model, and was based on a risk free annual interest rate of 3.69%, an expected life of 7 years, an expected volatility of 50% and a dividend yield rate of nil. As a result, the Company allocated $50.2 million of the gross proceeds received to debt and $19.8 million to equity. Interest is recognized by accreting the liability component of $50.2 million to its face value of $70 million over the term of the Convertible Notes, calculated based on an estimated effective annual interest rate of 8.85%. For the year ended December 31, 2006, interest relating to the accretion of the debt totalled $4.8 million (2005 - $4.6 million, 2004 - $3.7 million) of which $2.7 million (2005 - $1.9 million, 2004 - $1.3 million) was expensed and included as interest and financing expense and $2.1 million (2005 - $2.7 million, 2004 - $2.4 million) was capitalized to property, plant and equipment.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Debt issuance costs totalling approximately $3.5 million have also been allocated between debt and equity components. Issuance costs of approximately $2.5 million relating to the debt component have been deferred (classified as deferred financing costs) and are being amortized over the term of the Convertible Notes. Issuance costs of $1 million relating to the equity component were charged to equity.

Refugio working capital loan

On May 10, 2005, a subsidiary of the Company entered into a $10 million revolving term loan facility with Macquarie Bank Limited (“Macquarie”) for working capital purposes relating to the recommencement of operations at the Refugio Mine. At December 31, 2006, the Company had drawn down $8.25 million (2005 - $8.25 million) of the facility. The Company has guaranteed the facility, which matures on March 31, 2007. Interest is payable at an annual rate equal to LIBOR plus 2.25%. As consideration for the facility, the Company paid an arrangement fee of $80,000 to Macquarie and is paying a commitment fee of 0.50% per annum, payable quarterly, on the undrawn balance of the facility. The facility includes customary covenants for debt financing of this type.

Refugio capital leases

During 2005 and 2004, CMM financed the acquisition of its Refugio mining equipment fleet through capital leases having effective interest rates ranging from 5.68% to 6.2% per annum. The underlying equipment collateralizes these leases. At December 31, 2006, the Company’s portion of the future minimum lease payments is as follows:

Year ended December 31
2007	$3,407
2008	3,400
2009	4,057
2010	105
10,969
Less imputed interest	(1,089)
Present value of net minimum lease payments	$9,880

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

8	Asset retirement obligations

The Company’s asset retirement obligations consist primarily of costs associated with mine reclamation and closure activities. These activities, which tend to be site specific, generally include costs for earthworks, including detoxification and recontouring, revegetation, water treatment and demolition. In determining the estimated costs, the Company considers such factors as changes in laws and regulations and requirements under existing permits. Such analysis is performed on an ongoing basis. In calculating the fair value of the Company’s asset retirement obligations, management used a credit adjusted risk-free rate applicable to each geographic location. Although the ultimate amount to be incurred is uncertain, the total liability for asset retirement obligations is estimated to be approximately $11.9 million at December 31, 2006 (2005 - $23.8 million), on a non-discounted basis. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time extending to over 10 years in the future.

The following table shows the movement in the liability for asset retirement obligations:

	2006	2005
Balance at beginning of the year	$19,710	$17,418
Additions incurred during the year	3,980	2,936
Accretion expense	1,827	1,667
Cost paid for settlement of obligations	(718)	(1,590)
Change in expected future cash flows	(1,027)	(721)
Obligations removed with restructuring of Petrex (Note 5)	(14,002)	—
Balance at end of the year	$9,770	$19,710

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

9	Capital stock

	2006		2005		2004
	Shares (‘000’s)	Amount	Shares (‘000’s)	Amount	Shares (‘000’s)	Amount
Balance, beginning of year	452,584	$674,176	400,499	$557,365	355,688	$441,309
Issued during the year
For cash, net of issue costs and fair value assigned to warrants issued under the offering (i)	21,160	98,691	50,070	115,047	35,500	103,493
For cash on exercise of stock options	6,881	11,777	1,698	1,940	4,373	4,449
For cash on exercise of warrants	47	81	—	—	4,878	7,188
On settlement of advisory fees (ii)	1,965	5,432	—	—	—	—
Transfer of fair value of stock-based compensation upon exercise of stock options	—	3,339	—	475	—	734
Flow-through share renunciation (i)	—	—	—	(1,451)	—	—
Other	—	—	317	800	60	192
Balance, end of year	482,637	$793,496	452,584	$674,176	400,499	$557,365

(i)
On September 7, 2006, the Company completed an equity financing with a syndicate of  Canadian underwriters whereby the syndicate purchased 21.2 million units of the Company at a price of Cdn.$6.25 per unit for gross proceeds of Cdn.$132.25 million, including the gross proceeds received from the exercise of an over allotment option by the underwriters. Each unit consisted of one common share and one-half of a share purchase warrant with each whole warrant exercisable at a price of Cdn.$10.00 per share until September 7, 2011. The Company paid the underwriters a commission equal to 4.5% of the gross proceeds of the offering. For accounting purposes, the Company has allocated $14.6 million of the net proceeds received from the offering to the share purchase warrants issued, based on their estimated fair value.

On October 5, 2005, the Company completed an equity financing with a syndicate of Canadian underwriters whereby the syndicate purchased 50.07 million common shares of the Company at a price of Cdn.$2.85 per share for gross proceeds of Cdn.$142.7 million. The Company paid the underwriters a commission equal to 4.5% of the gross proceeds of the offering upon closing.

On November 17, 2004, the Company completed an equity financing with a syndicate of underwriters whereby the syndicate purchased 34.25 million common shares of the Company at a price of Cdn.$3.65 per share for gross proceeds of Cdn.$125 million. The Company paid the underwriters a commission equal to 5% of the gross proceeds of the offering.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

On October 25, 2004, the Company completed a non-brokered flow through private placement and issued 1.25 million flow through shares at a price of Cdn.$4.00 per share for gross proceeds of Cdn.$5 million. In February 2005, the Company renounced Cdn.$5 million of the flow through financing to investors with an effective date of December 31, 2004. In accordance with EIC-146, “Flow-through shares”, the Company reduced its share capital by an amount based on the temporary taxable differences created by the renunciation. The amount of $1,451,000 was based on a tax rate of 35.62% applied to the temporary difference of Cdn.$5 million.

(ii)
On January 6, 2006, pursuant to a financial advisory agreement previously entered into, the Company issued 1,964,924 common shares to Endeavour Financial Corporation (“Endeavour”) in satisfaction of advisory success fees owing in the amount of $5,432,000. These fees were payable to Endeavour in connection with their assistance in structuring, sourcing, negotiating and closing the Kupol project loans.

Bema has a stock option plan for its directors and employees to acquire common shares of Bema at a price determined by the fair market value of the shares at the date of grant. The options currently outstanding are exercisable for a period not to exceed ten years, as the plan allows for a maximum term of 10 years. At December 31, 2006, a total of 1,672,225 common shares remain available for issuance under the stock option plan.

A summary of changes to stock options outstanding is as follows:

	Number of outstanding options	Weighted- average exercise price (in Cdn.$)

Outstanding at December 31, 2004	16,091,041	2.25
Granted	5,040,000	3.03
Exercised	(1,697,473)	1.37
Cancelled	(131,916)	3.03
Outstanding at December 31, 2005	19,301,652	2.51
Granted	9,310,000	4.96
Exercised	(6,880,651)	1.95
Cancelled	(348,342)	4.05
Outstanding at December 31, 2006	21,382,659	3.72

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Stock options outstanding and exercisable as at December 31, 2006 are as follows:

	Range of exercise price (in Cdn.$)	Number of outstanding options	Weighted- average years to expiry	Weighted- average exercise price (in Cdn.$)	Number of exercisable options	Weighted- average exercise price (in Cdn.$)

Granted in 2002	1.04	500,000	0.3	1.04	500,000	1.04
Granted in 2003	1.40 - 4.48	3,818,417	1.3	1.64	3,818,417	1.64
Granted in 2004	3.43 - 4.07	3,695,000	7.0	3.99	3,695,000	3.99
Granted in 2005	2.42 - 3.59	4,349,036	7.3	3.03	2,655,694	3.03
Granted in 2006	4.35 - 5.74	9,020,206	7.9	4.96	4,001,873	5.17
		21,382,659	6.3	3.72	14,670,984	3.43

In connection with the proposed acquisition of Bema by Kinross, the vesting period of the options was accelerated so that all of the 21,382,659 options outstanding at December 31, 2006 were exercisable effective January 30, 2007 (Note 17).

In 2006, a stock-based compensation expense of $10.6 million (2005 - $3.7 million, 2004 - $5 million) was charged to operations and credited to shareholders’ equity to reflect the fair value of stock options granted affecting those years. At December 31, 2006, approximately $2.8 million of the fair value of stock options previously granted remained and will be expensed in 2007. In 2006, a transfer of $3.3 million (2005 - $475,000, 2004 - $734,000) was made to share capital from the category “value assigned to stock options and share purchase warrants” under shareholders’ equity with respect to exercised stock options.

The fair values of the options granted in 2006, 2005 and 2004 were estimated at Cdn.$1.53, Cdn.$0.91 and Cdn.$1.21, respectively, per option at the grant date. The fair value of the options granted has been calculated using the Black-Scholes option pricing model, based on the following assumptions:

•	Risk free interest rate of 3% to 4% per annum

•	Expected life of 2 to 3 years

•	Expected volatility of 50%

•	Dividend yield rate of nil

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options at date of grant.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

The following table shows the movement in the category “value assigned to stock options and share purchase warrants” as presented under shareholders’ equity on the consolidated balance sheet:

	2006	2005
Balance at beginning of the year	$32,919	$19,060
Stock option expense	10,563	3,683
Warrants issued in connection with equity financing, fair value assigned net of issue costs	14,578	—
IFC warrants (Note 7), fair value assigned	—	10,384
HVB warrants, fair value assigned	546	267
Transfer to share capital on the exercise of options	(3,339)	(475)

Balance at end of the year	$55,267	$32,919

Share purchase warrants outstanding and exercisable as at December 31, 2006 are disclosed in the following table.

	Number of outstanding and exercisable warrants	Exercise prices	Expiry dates

Warrants issued in connection with equity financing	10,580,000	Cdn.$10.00	September 7, 2011
Warrants issued in connection with EAGC acquisition:
SBL warrants	1,500,000	Cdn.$1.40	October 24, 2007
EAGC warrants (net of 122,600 exercised)	23,739,150	Cdn.$1.90	October 22, 2007

Warrants issued in connection with Kupol project financing (Note 7):
IFC warrants	8,503,401	$2.94	March 1, 2014
HVB warrants	500,000	$2.80	April 28, 2010
HVB warrants	100,000	$3.35	January 24, 2011
HVB warrants	250,000	$5.73	May 26, 2011
	45,172,551

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

10	Gold and silver commitments

The Company was required by lenders of its project loan facilities to enter into gold hedge contracts over the life of the loans in order to cover a portion of the value of the mines’ future operating and debt service costs. In addition, the Company may at times enter into additional gold forward and/or gold and silver option contracts to protect against a decline in future metal prices. The following is a summary, by maturity dates, of the Company’s gold and silver derivative contracts outstanding at December 31, 2006:

	2007	2008	2009	2010-2012
Gold
Forward contracts (ounces)	57,800	38,750	58,500	149,250
Average price per ounce	$431	$509	$566	$561

Dollar denominated -
Put options purchased
$390 to $422 strike price (ounces)	68,000	38,500	—	—
$480 to $500 strike price (ounces)	—	6,250	160,080	463,485

Call options sold (ounces)	59,000	42,750	103,620	314,810
Average price per ounce	$462	$477	$674	$677

Silver
Forward contracts (ounces)	400,000	—	900,000	1,800,000
Average price per ounce	$7.87	$—	$8.20	$8.20
Put options purchased (ounces)	—	—	2,700,000	5,400,000
Average price per ounce	$—	$—	$9.67	$9.67
Call options sold (ounces)	—	—	2,700,000	5,400,000
Average price per ounce	$—	$—	$13.83	$13.83

In addition to the contracts included in the table above, the Company has silver floating lease rate swaps totalling 9 million ounces of silver at a fixed annual rate of 2%, expiring throughout the years 2009 to 2011.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

11	Fair value of financial instruments

At December 31, 2006, marketable securities had a quoted market value of $51.7 million (2005 - $16.5 million). The fair value of the Company’s convertible notes having a carrying value of $75.7 million (Note 7), including the equity component, was estimated to be $68.9 million as at December 31, 2006.

The fair values of the Company’s other financial instruments approximate carrying values due to the short-term or floating rate nature of these instruments, except as noted below.

	2006		2005
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Gold and silver option contracts	$9,834	$13,938	$2,449	$2,449

Gold and silver forward and option contracts	(54,641)	(174,605)	(66,966)	(109,796)

Interest rate protection contracts	1,595	1,595	—	1,156

For gold and silver forward and option contracts, fair value was calculated using spot and forward prices and volatilities. For interest rate protection contracts, fair value was determined using market interest rates.

The Company has exposure to the local currency rates in all of its geographic operating segments to the change in the U.S. dollar. From time to time, the Company will enter into foreign exchange forward contracts and options to fix the exchange rate to reduce this risk.

Financial instruments which subject the Company to market risk and credit risk consist primarily of gold and silver forward and option contracts and cash and cash equivalents. The Company’s exposure to credit risk in the event of non-performance by counterparties in connection with its gold and silver forward, option and interest rate contracts is limited to the unrealized gains on outstanding contracts based on current market prices. The Company believes it minimizes its credit risk by monitoring the financial condition of its counterparties and dealing with large, credit worthy institutions.

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

12	Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. On acquisition of mineral property interests the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount.

The following sets forth the tax effect of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities:

	2006	2005
Future income tax assets
Operating loss carry-forwards	$46,928	$54,128
Current assets and liabilities	1,604	1,548
Investments	4,476	6,383
Property, plant and equipment	5,952	9,822
Unrealized fair value of derivative liabilities	4,598	15,028
Asset retirement obligations	2,190	6,247
Other	1,424	5,038
Gross future income tax assets	67,172	98,194

Valuation allowance
Canada	(20,213)	(21,468)
Chile	—	(17,950)
Russia	—	—
South Africa	—	(30,319)
United States	(10,783)	(7,720)
	(30,996)	(77,457)
Net future income tax assets	36,176	20,737

Future income tax liabilities
Property, plant and equipment	(50,216)	(43,988)
Unrealized fair value of derivative assets	(286)	(121)
Other	(806)	(1,535)
	(51,308)	(45,644)
Net future income tax liability	$(15,132)	$(24,907)

The net future income tax liability is comprised of:
Future income tax assets	18,150	5,100
Future income tax liabilities	(33,282)	(30,007)
Net future income tax liability	$(15,132)	$(24,907)

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

Non-capital loss carry-forwards for Canadian tax purposes of $31 million expire in the following years unless utilized:

2007	$1.7 million
2008	3.7 million
2009	5.2 million
2010	7.1 million
2014	7.4 million
2015	0.4 million
2026	5.5 million

The Company’s portion of accumulated tax loss carry-forwards in Chile total approximately $131 million and have no expiry date. For U.S. income tax purposes, loss carry-forwards of $21 million commence to expire in 2007 to 2026 unless utilized. Tax loss carry-forwards in Russia of approximately $28 million will commence to expire in 2014 to 2016.

13	Related party transactions

As part of the acquisition of Bema by Kinross, which was completed on February 27, 2006 (Note 17), Kinross and Bema have entered into certain arrangements with B2Gold Corp. (“B2Gold”), a company incorporated by certain members of Bema’s management, pursuant to which Bema will transfer certain assets to B2Gold, including:

•	all of the Company’s interest in a recently established Colombian joint venture arrangement with AngloGold Ashanti Limited (Note 5);

•
50% of the Company’s 75% interest in a joint venture that will have an indirect interest in the Kupol East and West Licenses, which are adjacent to the Kupol gold and silver projects in northeast Russia (Note 5);

•	an option to purchase all or any part of the 17.9 million common shares of Puma currently owned by the Company (Note 4); and

•	indebtedness currently owed to the Company by Puma

The aggregate consideration for these transactions will consist of $15 million (payable in cash, debt and shares of B2Gold) and the grant to the Company of an option to acquire shares of B2Gold, as well as a pre-emptive right in respect of subsequent issuances of shares by B2Gold.

In addition to transactions disclosed elsewhere in these financial statements, the Company:

•	provided management services, and evaluation and assessment work on resource properties to associated companies managed by Bema totalling $59,000 in 2006 (2005 - $65,000; 2004 - $69,000).

•
was billed in 2006 by entities related to directors of Bema for legal and consulting services totalling $114,000 (2005 - $102,000; 2004 - $122,000). As at December 31, 2006, the Company had an accounts payable balance of $20,000 (2005 - $5,000) to these entities.

Included in accounts receivable are interest bearing notes, due on demand, from associated companies totalling $2,984,000 (2005 - $4,879,000).

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

In addition, included in accounts receivable is an amount of $429,000 (Cdn.$500,000) representing a non-interest bearing loan made on September 16, 1998 to the president and a director of the Company that is payable on demand.

14	Joint ventures

The Company has included in its accounts the following aggregate amounts in respect of its joint ventures, Compania Minera Maricunga (50% held) which holds the Refugio Mine and Compania Minera Casale (49% held; 2005 - 24% held) which holds the Aldebaran property.

Balance Sheets	2006	2005
Current assets	$20,628	$12,693
Property, plant and equipment	83,724	84,210
Unrealized fair value of derivative assets	3	—
Deferred derivative losses	3,146	4,614
Future income tax assets	18,150	5,100
Current liabilities	11,899	17,845
Unrealized fair value of derivative liabilities	20,567	9,501
Long-term debt	7,028	9,879
Other liabilities	866	616
Asset retirement obligations	2,208	2,957

Statements of Operations	2006	2005	2004
Mine operating income (loss)	$18,920	$(7,661)	$(6,354)
Income (loss) for the year	23,838	(10,559)	(2,425)

Statements of Cash Flows
Operating activities	16,946	(12,365)	(3,839)
Financing activities	(9,744)	2,919	(770)
Investing activities	(8,897)	(19,146)	(20,019)

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

15	Supplementary cash flow information

	2006	2005	2004
Changes in non-cash working capital
Accounts receivable	$(6,762)	$2,576	$(5,836)
Inventories	(205)	(13,667)	(1,626)
Accounts payable	9,369	3,439	2,527
	$2,402	$(7,652)	$(4,935)

	2006	2005	2004
Non-cash investing and financing activities:
Common shares issued to Endeavour Financial on the conversion of convertible debt (Note 9)	$5,432	$—	$—
Endeavour Financial financing fees to be settled with shares (Note 9)	—	5,432	—
Fair value assigned to warrants issued to IFC and HVB for Kupol financing (Note 7)	546	10,651	—
Accretion of convertible notes and amortization of deferred financing costs capitalized to property, plant and equipment	6,203	6,303	3,093
Accounts payable relating to mine construction and property development	15,544	2,697	5,168
Refugio Mine equipment acquired under capital leases	—	2,096	13,603
Common shares issued for other non-cash consideration	—	800	192
Accounts payable relating to debt financing	—	2,565	—
Subsidiary’s common shares issued for non-cash consideration	—	—	522

Current income taxes paid	4,165	35	1,148
Interest paid	24,656	9,767	3,959

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

16	Segmented information

The Company has two reportable segments: Gold mining operations and Exploration and development. Gold mining operations consists of the Julietta Mine in Russia, the Company’s 50% interest in the Refugio Mine in Chile which reached commercial production in the fourth quarter of 2005 and Petrex Mines in South Africa which ceased to be a reportable segment on December 11, 2006 (Note 5). The Exploration and development segment consists of the Company’s non-producing properties located in Canada, Chile, Russia, Colombia and the United States. The tables below present information about reported segments for the years ended December 31:

	Net income (loss)			Total assets
Gold mining operations	2006	2005	2004	2006	2005
Julietta	$(20,902)	$(1,976)	$(11,678)	$55,725	$84,824
Refugio	23,838	(10,559)	(2,425)	122,883	103,397
Petrex	(5,941)	(8,583)	(34,883)	—	115,941

Exploration and development
Kupol	—	—	—	603,393	354,847
Other	(6,326)	(14,096)	(11,994)	42,006	39,059

Unallocated corporate
Cash	—	—	—	71,389	53,853
Restricted cash	—	—	—	5,000	—
Marketable securities	—	—	—	23,405	3,553
Notes receivable and investments	24,187	3,774	1,434	34,372	22,971
General and admin.	(13,884)	(9,272)	(8,901)	—	—
Fair value of non-hedged derivatives assets	—	—	—	11,429	2,449
Unrealized derivative losses	(26,386)	(30,219)	(6,087)	—	—
Stock-based compensation	(10,563)	(3,683)	(4,980)	—	—
Kinross merger costs	(6,188)	—	—	—	—
Petrex restructuring	15,668	—	—	—	—
Other	(7,567)	(6,343)	(101)	14,038	12,818
Total	$(34,064)	$(80,957)	$(79,615)	$983,640	$793,712

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

	Gold revenue
Gold	2006	2005	2004
Julietta	$51,927	$35,958	$32,645
Petrex	69,419	62,489	59,488
Refugio	66,754	9,570	—
Total	$188,100	$108,017	$92,133

	Capital expenditures
	2006	2005	2004
Gold
Julietta	$12,173	$9,336	$8,888
Petrex	4,823	7,051	8,869
Refugio	8,398	19,146	20,019

Exploration and development
Kupol	223,695	172,120	82,331
Colombia	2,175	—	—
Other	6,553	6,573	7,470

Unallocated corporate	140	205	330

Total	$257,957	$214,431	$127,907

The Company’s capital assets are located in the following geographical locations:

	2006	2005
Capital assets at end of year
Canada	$659	$4,635
Chile	115,145	112,940
Colombia	2,175	—
Russia	560,330	358,506
South Africa	—	105,365
United States	—	2,290
	$678,309	$583,736

BEMA GOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2006, 2005 and 2004
(all tabular amounts are in thousands of United States dollars unless otherwise stated)

17	Subsequent event

•	Acquisition of Bema by Kinross

On November 6, 2006, Bema and Kinross announced that their Boards of Directors had unanimously approved Kinross’ acquisition of Bema. The acquisition of Bema by Kinross was completed on February 27, 2007 by way of a shareholder-approved plan of arrangement whereby each common share of Bema was exchanged for 0.4447 of a Kinross common share plus Cdn.$0.01 in cash. The Company’s estimated fees and related expenses with respect to this transaction totalled approximately $34 million of which $27.5 million were commitments of the Company at December 31, 2006, contingent on closing of the transaction. In conjunction with the closing of the Kinross acquisition, the Company changed its name to EastWest Gold Corporation.